SOA Section 906 Certification

CERTIFICATION

     Pursuant to 18 U.S.C. § 1350, the undersigned officer of Alimentation Couche-Tard Inc. (the "Company"), hereby certifies, to such officer's knowledge, that the Company's Annual Report on Form 40-F for the year ended April 26, 2009 (the "Report") fully complies with the requirements of § 13(a) or § 15(d), as applicable, of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

     DATED the 14th day of July, 2009.

(s) Alain Bouchard
Name:	Alain Bouchard
Title:	President and Chief Executive Officer